

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2016

Via E-mail
Sean M. Leder
Chief Executive Officer
Leder Holdings, LLC
4755 Technology Way, Suite 203
Boca Raton, FL 33431

> **Re:** **PICO Holdings, Inc.**
> **Revised Preliminary Consent Statement filed on Schedule 14A**
> **Filed February 9, 2016 by Leder Holdings, LLC, et al.**
> **File No. 033-36383**

Dear Mr. Leder:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the filing made under cover of Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please advise us why.

After reviewing any amended filing and any information you provide in response to these comments, we may have additional comments.

PRRN14A filing made on February 9, 2016

1. No marked version of the above-captioned filing appears to have been made. Please ensure that a marked submission is made as required by Rule 14a-6(h), or advise.

2. We note the response to prior Comment 3 and the submission of supplemental information to provide the bases for the statements cited by our comment. Please revise to include the information provided in these supplemental materials within the filing.

Why We Are Seeking To Call The Special Meeting, page 1

3. We note the response to prior Comment 6 and your reference to the section of the filing entitled "The Proposals to be Introduced at the Special Meeting." We are unable to locate disclosure in the quoted section indicating that the participants plan to solicit votes in favor of the three proposals discussed by means of a separate proxy statement and proxy card once the record and meeting dates for the special meeting are established.

Please revise to expressly include this statement, or modify the existing statements that generically address this point under the section titled, "The Special Meeting" which are currently open to interpretation due in part to the use of general terms such as "put forth."

<u>Proposal 2 (to be presented to the Special Meeting only if Proposal 1 is approved), page 4</u>

4. Please revise to reflect that Robert G. Deuster and Kristina M. Leslie have resigned from PICO's Board of Directors as disclosed in the Form 8-K filed by PICO on February 9, 2016.

<u>Form of White Request Card</u>

5. Please advise us of the legal basis upon which the participants concluded that "a properly executed white request card for which no instruction is given will grant [Leder] authority to execute the special meeting request form…" and/or make any necessary revisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants engaged in this solicitation are in possession of all facts relating to the disclosure presented in the above-captioned filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:　　Abbe Dienstag, Esq.
　　　　Yael M. Steiner
　　　　Kramer Levin Naftalis & Frankel LLP